UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 1-1204

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL

OPERATIONS EMPLOYEES

(Full title of the Plan)

AMERADA HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

TOTAL NUMBER OF PAGES IN THIS DOCUMENT – 13

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN
FOR RETAIL OPERATIONS EMPLOYEES

FINANCIAL STATEMENTS

2001

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001	December 31, 2000
ASSETS		
Investments, at fair value		
Amerada Hess Corporation common stock	$ 4,117,750	$ 4,294,541
Fidelity mutual funds	7,817,929	3,757,541
Blackrock mutual funds	—	4,801,752
Short-term investment funds	13,424	30,199
	11,949,103	12,884,033
Interest and dividends receivable	19,703	21,954
Loans receivable	418,557	319,018
Employee contributions receivable	41,311	46,501
Employer contributions receivable	26,235	34,290
Total assets available for benefits	$12,454,909	$13,305,796

See notes to financial statements.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,	
	2001	2000
Investment income (loss)		
Net appreciation (depreciation) in fair value of investments	$(1,342,470)	$ 586,389
Dividends	75,975	34,970
Distributions from mutual funds	226,197	252,533
Interest	26,211	22,876
	(1,014,087)	896,768
Employee contributions	1,107,016	824,686
Rollovers from other plans	80,458	8,701
Employer contributions (less forfeitures arising from withdrawals)	648,901	499,505
Administrative fees on employee loans	(5,633)	(4,722)
Transfers (to) from other plans, net	(47,953)	4,808,040
	768,702	7,032,978
Less withdrawals	1,619,589	1,478,617
Increase (decrease) in assets	(850,887)	5,554,361
Total assets available for benefits at beginning of year	13,305,796	7,751,435
Total assets available for benefits at end of year	$12,454,909	$13,305,796

See notes to financial statements.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

SUMMARY OF ACCOUNTING POLICIES:

NOTE 1—In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. The significant accounting policies of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees (the "Plan") are summarized below.

Valuation of Investments. The Plan's investments are stated at fair value. Mutual fund values are determined based on net asset values. Amerada Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

Loans Receivable. Participant loans are valued at their outstanding balances.

Sale of Investments. Gains or losses on sales of Amerada Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity mutual funds are based on average cost.

Master Trust. The Amerada Hess Corporation Master Trust for Employees' Savings Plans (the "Master Trust") was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan (the "Corporate Plan"). The Trustee maintains separate accounts to reflect the equitable share of each of the plans' interest in the assets of the Master Trust.

DESCRIPTION OF PLAN:

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact the Human Resources Service Center.

NOTE 2—General. The Plan is a defined contribution plan covering employees of Amerada Hess Corporation (the "Company") working at gasoline stations and convenience stores. Employees may participate in the Plan after completing one year of service.

NOTE 3—Contributions. At the election of each participating employee, amounts contributed under the Plan (from 2% to 15% of compensation on either a before-tax or after-tax basis, or any whole percentage combination of before-tax and after-tax amounts not exceeding 15%) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of eight Fidelity mutual funds, with varying investment objectives, or in the Amerada Hess Corporation Common Stock Fund (see Note 4 below). Beginning in 2002, only before-tax contributions are allowed.

Amounts contributed by the employer (100% of participants' contributions up to 5% of eligible compensation, reduced by forfeitures of unvested employer contributions) are invested by the Trustee in shares of common stock of Amerada Hess Corporation. Forfeitures were $89,293 in 2001 and $70,621 in 2000. Effective January 1, 2002, employees may direct 50% of the employer's matching contributions to any of the Plan's investment funds. Employees age 55 and older may direct 100% of the matching contributions to any of the Plan's investment funds.

NOTE 4—Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company contribution and Plan earnings. Amounts are contributed to each of the Fidelity mutual funds or the Amerada Hess Corporation Common Stock Fund in the proportion designated by each employee, in increments of 1% of the amount contributed. A participant may change the designation of the proportions in which subsequent contributions will be invested in the various funds or change all or part of the amount invested in any fund to one or more of the other funds or both. Changes can be made daily.

The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants with outstanding loans.

Following are the investment choices for amounts contributed:

Fidelity Retirement Money Market Portfolio
Fidelity U.S. Bond Index Fund
Fidelity Asset Manager
Fidelity U.S. Equity Index Commingled Pool
Fidelity Growth & Income Portfolio
Fidelity Overseas Fund
Fidelity Aggressive Growth Fund
Fidelity Low-Priced Stock Fund
Amerada Hess Corporation Common Stock Fund

Discontinued funds:

Fidelity Intermediate Bond Fund (assets transferred to Fidelity U.S. Bond Index Fund on December 14, 2001

Spartan U.S. Equity Index Fund (assets transferred to Fidelity U.S. Equity Index Commingled Pool on December 14, 2001)

Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description. Approximately 1% of the Amerada Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

NOTE 5—Vesting. Interest in the Plan attributable to a participant's contributions shall at all times be vested. Interest in the Plan attributable to the employer's contributions shall vest when any of the following occurs: (1) completion of four years of membership in the Plan including membership in the Amerada Hess Corporation Employees' Savings and Stock Bonus Plan, the HOVENSA Employees' Savings Plan, the Merit Oil Corporation and Affiliates Employees' Thrift Plan or a prior Company plan; (2) retirement under the Amerada Hess Corporation Employees' Pension Plan; (3) death; (4) total and permanent disability; (5) attainment of age 65; (6) completion of 5 years of service, as defined in the Plan, including periods during which the employee declined to make contributions and the first year of service during which an employee is not eligible for Plan participation; or (7) termination of participation in the Plan by the employer or termination of the Plan by the Company. Effective January 1, 2002 investments attributable to the employer's contributions will vest after 3 years of service.

NOTE 6—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching stock account, up to a maximum of $50,000. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are currently charged to Plan accounts of participants who borrow from the Plan.

NOTE 7—Rollovers From Other Plans. Plan participants and employees, who have not yet become eligible for participation because they have not completed one year of service, may deposit an eligible rollover distribution made by a qualified plan of another employer. Also, they may rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant's current fund election for contributions. An employee who is not a Plan participant must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

NOTE 8—Payment of Benefits. Upon a total withdrawal, an employee's interest in the Fidelity mutual funds are paid in cash. The employee's interest in the Amerada Hess Corporation Common Stock Fund and vested interest attributable to employer contributions are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee's election.

Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59½, except that withdrawals of before-tax accounts are permitted in the case of hardship.

Partial withdrawals are distributed in cash on a pro rata basis as to the employee's after-tax contributions in each of the Fidelity mutual funds and the Amerada Hess Corporation Common Stock Fund. Participants who attain age 59½ also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee's before-tax contributions in each fund.

Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

INVESTMENTS:

NOTE 9—The following presents investments that represent 5 percent or more of the Plan's assets:

	December 31, 2001	December 31, 2000
Amerada Hess Corporation common stock, 65,884 and 58,779 shares, respectively	$4,117,750*	$4,294,541*
Fidelity Growth & Income Portfolio, 32,842 and 29,243 shares, respectively	1,227,649	1,231,148
Fidelity Retirement Money Market Portfolio, 2,560,418 and 566,177 shares, respectively	2,560,418	566,177
Fidelity U.S. Equity Index Commingled Pool, 49,810 and 0 shares, respectively	1,681,086	—
Blackrock Money Market Portfolio, 0 and 2,928,850 shares, respectively	—	2,928,850
Fidelity Asset Manager Fund, 67,986 and 20,956 shares, respectively	1,053,776	352,483
Fidelity U.S. Bond Index Fund, 98,800 and 0 shares, respectively	1,067,038	—
Spartan U.S. Equity Index, 0 and 20,712 shares, respectively	—	969,506

* Includes nonparticipant-directed investments.

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2001 and 2000

NOTE 10—During 2001 and 2000 the value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31, 2001	Years Ended December 31, 2000
Amerada Hess Corporation common stock	$ (701,183)	$ 951,956
Mutual funds	(641,287)	(365,567)
Net appreciation (depreciation) in fair value of investments	$(1,342,470)	$ 586,389

NONPARTICIPANT-DIRECTED INVESTMENTS:

NOTE 11—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Amerada Hess Corporation Common Stock Fund) is as follows:

	December 31, 2001	December 31, 2000
Assets:		
Amerada Hess Corporation common stock	$ 3,009,750	$3,256,688
Short-term investment funds	9,787	22,869
Interest and dividends receivable	14,401	6,875
Employer contributions receivable	26,235	19,648
	$ 3,060,173	$3,306,080

	Years Ended December 31, 2001	Years Ended December 31, 2000
Changes in Assets:		
Dividend income	$ 55,527	$ 26,487
Interest income on participant loans	9,393	8,863
Net appreciation (depreciation) in fair value of assets	(501,505)	719,906
Employer contributions	648,901	499,505
Participant loan withdrawals	(73,088)	(51,769)
Participant loan repayments	36,438	33,687
Administrative fees on employee loans	(2,509)	(1,879)
Transfers to other plans, net	(55,596)	(12,381)
Withdrawals	(363,468)	(509,930)
Increase (decrease) in assets	$ (245,907)	$ 712,489

AMERADA HESS CORPORATION

SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2001 and 2000

Investments in Master Trust:

NOTE 12—The Master Trust covers the Plan and the Corporate Plan. At December 31, 2001 and 2000, the Plan's interest in the assets of the Master Trust was 8.4% and 7.8%, respectively. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Corporate Plan.

The following table represents the fair value of investments held in the Master Trust:

	December 31,	
	2001	2000
Amerada Hess Master Trust investments:		
Investments, at fair value		
Amerada Hess Corporation common stock	$ 69,865,250	$ 78,737,557
Fidelity mutual funds	73,692,950	69,816,994
Blackrock mutual funds	—	16,874,739
Short-term investment funds	228,575	553,508
Loans receivable	3,390,287	2,993,366
Interest and dividends receivable	334,304	211,519
Employee contributions receivable	426,166	423,498
Employer contributions receivable	267,203	281,467
Total assets available for benefits	$148,204,735	$169,892,648

The changes in the assets of the Master Trust are as follows:

	Years ended December 31,	
	2001	2000
Investment income	$ 3,306,059	$ 7,097,313
Net appreciation (depreciation) in fair value of investments	(22,293,982)	7,461,399
Employee contributions	12,849,647	11,125,200
Rollovers from other plans	879,053	849,784
Employer contributions	7,954,610	7,281,192
Administrative fees on employee loans	(24,562)	(23,543)
Transfers (to) from other plans, net	(61,507)	16,777,951
Withdrawals	(24,297,231)	(18,790,400)
Net increase (decrease)	(21,687,913)	31,778,896
Total assets available for benefits at beginning of year	169,892,648	138,113,752
Total assets available for benefits at end of year	$148,204,735	$169,892,648

OTHER ITEMS:

NOTE 13—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 14—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated January 14, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 15—Transfers to and from Other Plans. On May 15, 2000 the Company acquired the Meadville Corporation which operated 178 Merit retail gasoline stations. The Master Trust took legal control of the assets from the Merit Oil Corporation and Affiliates Employees' Thrift Plan, on December 31, 2000 and allocated approximately $4.8 million to the Plan. This amount represented the account balances of the former Merit retail employees who work at gasoline stations. The assets were mainly invested in Blackrock mutual funds until they were reinvested in the Fidelity funds offered to participants of the Plan on February 7, 2001.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

AMERADA HESS CORPORATION EMPLOYEE BENEFIT
PLANS COMMITTEE AND PARTICIPANTS IN THE
SAVINGS AND STOCK BONUS PLAN FOR RETAIL OPERATIONS EMPLOYEES:

We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Savings and Stock Bonus Plan For Retail Operations Employees as of December 31, 2001 and 2000 and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP
Ernst & Young LLP

New York, New York
June 4, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
SAVINGS AND STOCK BONUS PLAN
FOR RETAIL OPERATIONS EMPLOYEES

By: J. Y. Schreyer
Executive Vice President and Member
of the Amerada Hess Corporation
Employee Benefit Plans Committee

June 24, 2002